UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D/A Under the Securities Exchange Act of 1934 (Amendment No. 17) LENDWAY, INC. (Name of Issuer) Common Stock, par value of $0.01 per share (Title of Class of Securities) 45765Y204 (CUSIP Number) Air T, Inc. 11020 David Taylor Drive, Suite 305 Charlotte, North Carolina 28262 Telephone: (980) 595-2840 (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications) - with copy to- Philip T. Colton Winthrop & Weinstine, P.A. 225 South Sixth Street Suite 3500 Minneapolis, Minnesota 55402 (612) 604-6500 August 15, 2024 (Date of Event which Requires Filing of this Statement) If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ❑

CUSIP NO. 45765Y204 Page 2 of 16 Pages 1 NAME OF REPORTING PERSON Air T, Inc. 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ❑ (b) ☒ 3 SEC USE ONLY 4 SOURCE OF FUNDS (SEE INSTRUCTIONS) WC 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ❑ 6 CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH 7 SOLE VOTING POWER 486,819 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 486,819 10 SHARED DISPOSITIVE POWER 0 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 486,819* 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒ 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.5% 14 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO * Reflects the seven-for-one reverse stock split that the Company implemented effective December 31, 2020.

CUSIP NO. 45765Y204 Page 3 of 16 Pages 1 NAME OF REPORTING PERSON Groveland Capital LLC 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ❑ (b) ☒ 3 SEC USE ONLY 4 SOURCE OF FUNDS (SEE INSTRUCTIONS) WC 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ❑ 6 CITIZENSHIP OR PLACE OF ORGANIZATION Delaware NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH 7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 60,284 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 60,284 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,284* 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒ 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4% 14 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO * Reflects the seven-for-one reverse stock split that the Company implemented effective December 31, 2020.

CUSIP NO. 45765Y204 Page 4 of 16 Pages 1 NAME OF REPORTING PERSON AO Partners I, L.P. 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ❑ (b) ☒ 3 SEC USE ONLY 4 SOURCE OF FUNDS (SEE INSTRUCTIONS) WC 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ❑ 6 CITIZENSHIP OR PLACE OF ORGANIZATION Delaware NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH 7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 139,444 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 139,444 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 139,444* 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒ 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9% 14 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN * Reflects the seven-for-one reverse stock split that the Company implemented effective December 31, 2020.

CUSIP NO. 45765Y204 Page 5 of 16 Pages 1 NAME OF REPORTING PERSON AO Partners, LLC 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ❑ (b) ☒ 3 SEC USE ONLY 4 SOURCE OF FUNDS (SEE INSTRUCTIONS) WC 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ❑ 6 CITIZENSHIP OR PLACE OF ORGANIZATION Delaware NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH 7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 139,444 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 139,444 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 139,444* 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒ 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9% 14 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO * Reflects the seven-for-one reverse stock split that the Company implemented effective December 31, 2020.

CUSIP NO. 45765Y204 Page 6 of 16 Pages 1 NAME OF REPORTING PERSON Glenhurst Co. 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ❑ (b) ☒ 3 SEC USE ONLY 4 SOURCE OF FUNDS (SEE INSTRUCTIONS) WC 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ❑ 6 CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH 7 SOLE VOTING POWER 11,428 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 11,428 10 SHARED DISPOSITIVE POWER 0 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,428* 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒ 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1% 14 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO * Reflects the seven-for-one reverse stock split that the Company implemented effective December 31, 2020.

CUSIP NO. 45765Y204 Page 7 of 16 Pages

1	NAME OF REPORTING PERSON Nicholas J. Swenson		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐ (b) ☒
3	SEC USE ONLY		
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,166 [(1)]	
	8	SHARED VOTING POWER 199,728 [(2)]	
	9	SOLE DISPOSITIVE POWER 13,166 [(1)]	
	10	SHARED DISPOSITIVE POWER 199,728 [(2)]	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 212,894*		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.0%		
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN		

* Reflects the seven-for-one reverse stock split that the Company implemented effective December 31, 2020.

(1) Comprised of 1,738 shares held in his name, and the 11,428 shares held by Glenhurst Co.

(2) Comprised of the 60,284 shares held by Groveland Capital LLC, and the 139,444 shares held by AO Partner I, L.P.

CUSIP NO. 45765Y204 Page 8 of 16 Pages Amended and Restated Schedule 13D Item 1. Security and Issuer. This Amended and Restated Schedule 13D (this “Amended Schedule 13D” or “Statement”) relates to shares of the Common Stock, par value $0.01 per share (the “Common Stock”), of Lendway, Inc., a Delaware corporation, formerly known as Insignia Systems, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 5000 West 36th St., Suite 220, Minneapolis, MN 55416. Nicholas J. Swenson is the Chief Executive Officer of Air T, Inc., a Delaware corporation (“Air T”). Mr. Swenson also serves as the Chairman of the Board of Air T. By virtue of Mr. Swenson serving on the Board of Directors of Air T and as the Chief Executive Officer of Air T, and by virtue of Mr. Swenson’s control of the Swenson Group (as defined below), Air T and the Swenson Group may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). However, Air T and the Swenson Group expressly disclaim membership in a group, as Mr. Swenson does not possess voting or dispositive power over the shares of Common Stock held by Air T. With regard to Groveland Capital LLC (“Groveland Capital”), AO Partners I, L.P. (“AO Partners Fund”), AO Partners, LLC (“AO Partners”), Glenhurst Co. (“Glenhurst”) and Nicholas J. Swenson (collectively, the “Swenson Group”), this Schedule 13D relates to Common Stock of the Issuer held by the Swenson Group. Mr. Swenson is the Managing Member of Groveland Capital and may direct Groveland Capital as to the vote and disposition of the shares of Common Stock it holds. Mr. Swenson is the Managing Member of AO Partners, the General Partner of AO Partners Fund, and has the power to direct the affairs of AO Partners Fund, including the voting and disposition of shares of Common Stock held in the name of AO Partners Fund. Mr. Swenson is the sole owner of Glenhurst, and he has the power to direct the affairs of Glenhurst, including the voting and disposition of shares of Common Stock held in the name of Glenhurst. The securities reported herein as being beneficially owned by Air T do not include any securities held by any member of the Swenson Group. The securities reported herein as being beneficially owned by the Swenson Group do not include any securities held by Air T. Item 2. Identity and Background. (a) This Amended Schedule 13D is being filed jointly by Air T and the Swenson Group. The parties identified in the list below constitute the “Swenson Group”:  Groveland Capital LLC, a Delaware limited liability company.  AO Partners I, L.P., a Delaware limited partnership.  AO Partners, LLC, a Delaware limited liability company and General Partner of AO Partners Fund.  Glenhurst Co., a Minnesota corporation.  Nicholas J. Swenson as the Managing Member of Groveland Capital and AO Partners; as the sole owner of Glenhurst; and as an individual beneficially owning shares of Common Stock in his own name.

CUSIP NO. 45765Y204 Page 9 of 16 Pages Each of the persons identified herein is referred to as a “Reporting Person” and, collectively, as the “Reporting Persons.” Each of the Reporting Persons is a party to that certain Joint Filing Agreement attached hereto. The Reporting Persons are filing this Amended Schedule 13D jointly, as they may be considered a “group” under Section 13(d)(3) of the Exchange Act. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists. (a) — (c) This statement is filed by Mr. Swenson, with respect to the shares of Common Stock beneficially owned by him, as follows: (i) shares of Common Stock held in the name of AO Partners Fund in Mr. Swenson’s capacity as Managing Member of AO Partners; (ii) shares of Common Stock held in the name of Groveland Capital in Mr. Swenson’s capacity as the Managing Member of Groveland Capital; (iii) shares of Common Stock held in the name of Glenhurst in Mr. Swenson’s capacity as the sole owner of Glenhurst; and (iv) in Mr. Swenson’s capacity as an individual beneficially owning shares of Common Stock in his own name. The principal business address of each of AO Partners Fund, AO Partners, Groveland Capital, Glenhurst and Mr. Swenson is 5000 West 36th Street, Suite 200, Minneapolis, MN 55416. Each of AO Partners Fund, AO Partners, Groveland Capital and Glenhurst are engaged in various interests, including investments. The principal occupation of Mr. Swenson is serving as the President, Chief Executive Officer and Chairman of the board of directors of Air T. Mr. Swenson is also a private investor and the founder and managing member of Groveland, and the managing member of AO Partners, which is the general partner of AO Partners Fund. The principal business address of Air T is 11020 David Taylor Drive, Suite 305, Charlotte, North Carolina 28262. The principal business of Air T is serving as a diversified holding company providing overnight air cargo, aviation ground equipment, commercial jet engines and parts, and other. Information regarding the identity and background of each executive officer and director of Air T is set forth on Schedule A to this Amended Schedule 13D. Each of the individuals identified on Schedule A to this Statement is a U.S. citizen. (d) None of the Reporting Persons, any of their partners, managers, officers or other controlling persons or, to the Reporting Persons’ knowledge, any individuals identified on Schedule A to this Statement has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). (e) None of the Reporting Persons, any of their partners, managers, officers or other controlling persons or, to the Reporting Persons’ knowledge, any individuals identified on Schedule A to this Statement has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. (f) Mr. Swenson is a citizen of the United States of America. Item 3. Source and Amount of Funds or Other Consideration. The total cost for purchasing the Common Stock reported as owned by the Reporting Persons, excluding brokerage commissions, was approximately $7,371,211 in the aggregate. The source of these funds was working capital or personal funds, as applicable.

CUSIP NO. 45765Y204 Page 10 of 16 Pages Item 4. Purpose of Transaction. The Reporting Persons purchased the Common Stock for investment purposes. The Reporting Persons may in the future acquire additional shares of Common Stock of the Company or dispose of some or all of the shares of Common Stock of the Company held by them in open- market transactions or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable, subject to applicable law. The Reporting Persons may engage in short selling or hedging or similar transactions with respect to the shares of Common Stock, on such terms and at such times as the Reporting Persons may deem advisable, subject to applicable law. On August 15, 2024, the Issuer entered into a Delayed Draw Term Note with Air T in the principal amount of $2,500,000. Pursuant to the terms of the Note, the Issuer may request from time to time prior to August 15, 2026, and Air T, may make one or more loans. The loans are solely to be used to (i) fund the operations and growth of the Issuer’s business and (ii) pay transaction fees and expenses related to the note. The entire principal amount outstanding on the loans, together with accrued and unpaid interest thereon is due and payable in full on the earlier of (i) August 15, 2029, (ii) Issuer’s receipt of a written demand by Air T delivered on or after February 15, 2026, and (iii) such earlier date as all principal owing thereunder becomes due and payable by acceleration or otherwise (the “Maturity Date”). The Borrower may prepay any loan outstanding, together with accrued and unpaid interest on such loan, at any time without prepayment or penalty and amounts paid or prepaid in respect of any loan may not be reborrowed. Each loan made under the note bears interest, beginning on the date such loan is advanced by the Air T to the Issuer, at a rate per annum equal to 8% as of the date of each loan. All accrued and unpaid interest on the loans is due and payable by the Borrower on the Maturity Date; provided that any default interest due under the loan is payable on demand. The obligations of the Issuer under this note rank and shall continue to rank at least senior in priority of payment to all subordinated indebtedness and all senior unsecured indebtedness of the Issuer. To the extent the actions described herein may be deemed to constitute a “control purpose” with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the Reporting Persons have such a purpose. Except as noted in this Amended Schedule 13D, none of the Reporting Persons currently has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j), inclusive of Item (4) of Schedule 13D. Such individuals may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto. Item 5. Interests in Securities of the Issuer. (a) The Reporting Persons beneficially own in the aggregate 699,713 shares of Common Stock, which represents approximately 39.5% of the Company’s outstanding shares of Common Stock. The following list sets forth the aggregate number and percentage (based on 1,769,599 shares of Common Stock outstanding on May 20, 2024, as reported in the Issuer’s Definitive Proxy Statement filed on June 3, 2024) of outstanding shares of Common Stock owned beneficially by each Reporting Person named in Item 2.

CUSIP NO. 45765Y204 Page 11 of 16 Pages

Name	Shares of Common Stock Beneficially Owned	Percentage of Shares of Common Stock Beneficially Owned
Air T(1)	486,819	27.5%
Groveland Capital(2)	60,284	3.4%
AO Partners Fund	139,444	7.9%
AO Partners(3)	139,444	7.9%
Glenhurst Co.(4)	11,428	0.6%
Nicholas J. Swenson(5)	212,894	12.0%

(1) Air T has sole voting and dispositive power with regard to the shares of Common Stock that it holds. Mr. Swenson serves on the Board of Directors of Air T and is the Chief Executive Officer of Air T.

(2) Groveland Capital is an investment adviser and has voting and dispositive power with regard to the shares of Common Stock. Because Mr. Swenson is the Managing Member of Groveland Capital, he has the power to direct the affairs of Groveland Capital. Therefore, Groveland Capital may be deemed to share with Mr. Swenson voting and dispositive power with regard to the shares of Common Stock held by Groveland Capital.

(3) AO Partners is the General Partner of AO Partners Fund and, as General Partner, has voting and dispositive power with regard to the shares of Common Stock held by AO Partners Fund. Because Mr. Swenson is the Managing Member of AO Partners, he has the power to direct the affairs of AO Partners. Therefore, AO Partners may be deemed to share with Mr. Swenson voting and dispositive power with regard to the shares of Common Stock held by AO Partners Fund.

(4) Because Mr. Swenson is the sole owner of Glenhurst, he has the power to direct the affairs of Glenhurst, including the voting and disposition of shares of Common Stock held in the name of Glenhurst.

(5) Because Mr. Swenson is the Managing Member of AO Partners, the General Partner of AO Partners Fund, he has the power to direct the affairs of AO Partners Fund, including the voting and disposition of shares of Common Stock held in the name of AO Partners Fund. Because Mr. Swenson is the Managing Member of Groveland Capital, he has the power to direct the affairs of Groveland Capital, including the voting and disposition of shares of Common Stock held in the name of Groveland Capital. Because Mr. Swenson is the sole owner of Glenhurst, he has the power to direct the affairs of Glenhurst, including the voting and disposition of shares of Common Stock held in the name of Glenhurst.

(b) Air T has the sole power to direct the voting and disposition of the shares of Common Stock beneficially owned by Air T. The voting and dispositive power of the Swenson Group and its members is described on their cover pages hereto and in Item 5(a), all of which are incorporated into this response by reference.

(c) Since the last filed amended Schedule 13D, no Reporting Person has effected transactions in the Common Stock.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock beneficially owned by any Reporting Person.

(e) Not applicable.

CUSIP NO. 45765Y204 Page 12 of 16 Pages Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. Information set forth in Item 4 is incorporated herein by reference. Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Amendment Schedule 13D. With respect to AO Partners Fund, AO Partners is entitled to (1) an allocation of a portion of profits, if any, and (2) a management fee based upon a percentage of total capital. Mr. Swenson is indemnified by AO Partners Fund, AO Partners, Groveland Capital and Glenhurst for liabilities he may incur in connection with his duties for the Swenson Group. Other than the foregoing agreements and arrangements, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer. Item 7. Material to be Filed as Exhibits. Exhibit No. Description 99.1 Joint Filing Agreement - Previously Filed.

CUSIP NO. 45765Y204 Page 13 of 16 Pages SIGNATURES After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Date: August 19, 2024 AIR T, INC. By: /s/ Nicholas J. Swenson Nicholas J. Swenson Chief Executive Officer GROVELAND CAPITAL LLC By: /s/ Nicholas J. Swenson Nicholas J. Swenson Managing Member AO PARTNERS I, L.P. By: AO PARTNERS, LLC General Partner By: /s/ Nicholas J. Swenson Nicholas J. Swenson Managing Member AO PARTNERS, LLC By: /s/ Nicholas J. Swenson Nicholas J. Swenson Managing Member

CUSIP NO. 45765Y204 Page 14 of 16 Pages GLENHURST CO. By: /s/ Nicholas J. Swenson Nicholas J. Swenson Sole Owner /s/ Nicholas J. Swenson Nicholas J. Swenson

CUSIP NO. 45765Y204 Page 15 of 16 Pages

Schedule A

Identity and Background of Executive Officers of Air T, Inc.

Name	Business Address	Present Principal Occupation and Name, Principal Business and Address of any Organization in which such Employment Is Conducted
Nicholas J. Swenson	11020 David Taylor Drive Suite 305 Charlotte, NC 28262	Chairman, President and Chief Executive Officer Air T, Inc. 11020 David Taylor Drive Suite 305 Charlotte, NC 28262
	5000 West 36th Street, Suite 130 Minneapolis, MN 55416	Managing Member Groveland Capital LLC 5000 West 36th Street, Suite 130 Minneapolis, MN 55416
Brian Ochocki	11020 David Taylor Drive Suite 305 Charlotte, NC 28262	Chief Financial Officer, Principal Accounting Officer and Treasurer Air T, Inc. 11020 David Taylor Drive Suite 305 Charlotte, NC 28262

Identity and Background of Directors of Air T, Inc.

Name	Business Address	Present Principal Occupation and Name, Principal Business and Address of any Organization in which such Employment Is Conducted
Nicholas J. Swenson	See above.	See above.
Raymond E. Cabillot	11020 David Taylor Drive Suite 305 Charlotte, NC 28262	Chief Executive Officer Farnam Street Capital, Inc. 5850 Opus Parkway Pondview Plaza, Suite 240 Minnetonka, MN 55343 Farnam Street Capital, Inc. is the general partner of Farnam Street Partners L.P., a private investment partnership.
William R. Foudray	11020 David Taylor Drive Suite 305 Charlotte, NC 28262	Executive Vice President Peoples Bank 1701 S. Main Ave. Sioux Center, IA 51250 Peoples Bank is a full service community bank.

CUSIP NO. 45765Y204 Page 16 of 16 Pages

Gary S. Kohler	11020 David Taylor Drive Suite 305 Charlotte, NC 28262	Chief Investment Officer, Portfolio Manager and Managing Partner Blue Clay Capital Management, LLC 5000 West 36th Street, Suite 115 Minneapolis, MN 55416 Blue Clay Capital Management, LLC is an investment management firm.
Peter McClung	11020 David Taylor Drive Suite 305 Charlotte, NC 28262	Founder Blankspace Social, LLC Blankspace.app/contact Blankspace is a customizable, personalized, tailored social media company.
Travis Swenson	11020 David Taylor Drive Suite 305 Charlotte, NC 28262	Chief Financial Officer and Senior Vice President Colliers Mortgage Holdings, Inc. and Colliers Securities 90 South Seventh Street, Suite 4300 Minneapolis, Minnesota 55402 Colliers is the holding company of a full-service commercial real estate services firm and Colliers Securities is a registered broker-dealer.
Jamie Thingelstad	11020 David Taylor Drive Suite 305 Charlotte, NC 28262	Chief Technology Officer SPS Commerce, Inc. 333 South Seventh Street Suite 1000 Minneapolis, MN 55402 SPS Commerce is a PS Commerce is a provider of cloud-based supply chain management services across its global retail network.

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